Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of February 2003                    Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No.600
                            Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               01210 Mexico, D.F.
                                     Mexico
                          (Address of principal office)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

PRESS RELEASE                                [COCA-COLA FEMSA, S.A.DE C.V. LOGO]
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

                         COCA-COLA FEMSA Announces 14.6%
                        Operating Profit Growth for 2002

                                 FULL-YEAR 2002

>> Consolidated unit case volume increased by 2.1% as a result of the 4.3% volume growth1 in the Mexican operations, which offset the 11% decline in the Argentine territories.
>> Consolidated operating income increased by 14.6% to Ps. 4,440.0 million, reaching a consolidated operating margin of 25.2%, an increase of 3.5 percentage points as compared to 2001. This improvement mainly resulted from the 15.5% operating income increase in the Mexican territories.
>> Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")2 increased by 9.6% over 2001, reaching Ps. 5,415.2 million.
>> Excluding one-time non-cash impairment charges3 registered during third quarter of 2002, consolidated net income grew by 34.7% to Ps. 2,965.9 million, resulting in earnings per share ("EPS") of Ps. 2.081 (U.S.$1.99 per ADR).

                               FOURTH-QUARTER 2002

>> Consolidated unit case volume increased by 4.9% as a result of 5.5% and 3.0% increases in sales volume in the Mexican and Buenos Aires operations, respectively.
>> Consolidated operating income increased by 12.5% to Ps. 1,172.3 million, reaching a consolidated operating margin of 26.0%, an increase of 1.8 percentage points as compared to the fourth quarter of 2001, mainly supported by an operating income increase of 12.4% in Mexico and positive operating income of A$8.5 million in Buenos Aires.
>> Consolidated EBITDA increased by 6.5% over the fourth quarter of 2001, reaching Ps. 1,383.8 million.
>> Consolidated majority net income increased by 7.3% to Ps.738.5 million, resulting in an EPS of Ps.0.518 (US$0.496 per ADR).

-----------------
1 Excluding powdered products. We distribute Coca-Cola Co. trademark powdered products under the Kin light brand, a diet flavored powder.

2 Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by accounting principles generally accepted in the United States.

3    See Argentina Goodwill Impairment, page 5.

Mexico City (February 19, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2002.

"Thanks to our superior portfolio of existing and new Coca-Cola trademark beverages, our revenue management and packaging strategies, our effective marketplace execution, and our operating flexibility, our company's Mexican beverage sales volume eclipsed 500 million unit cases for the first time in our history. Moreover, we increased our company's presence and preserved our profitability in Argentina, despite the tough economic environment", stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During 2002, our consolidated volume totaled 620.3 million unit cases (MUC)4, a 2.1% improvement over 2001. Volume growth of 4.2% (excluding powdered products) in our Mexican operations offset the 11.0% decrease in sales volume in Argentina. Full-year 2002 consolidated operating income increased by 14.6% over 2001.

Consolidated EBITDA grew by 9.6%, reaching Ps. 5,415.2 million for the full year of 2002 as compared to 2001. EBITDA margin increased slightly to 30.7%, as compared to 30.2% in 2001. This increase occurred mainly as a result of the greater absorption of fixed costs generated by the volume growth during the year, the price increases implemented during the first quarter of 2002 in the Valley of Mexico and the 67% weighted average price increase implemented in Buenos Aires during the full year.

The integral cost of financing shifted from a loss of Ps. 143.3 million in 2001 to a gain of Ps. 501.2 million in 2002 due to two main factors. First, the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, generated a foreign exchange gain that offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires ("KOFBA")5. Second, the gain on monetary position, which amounted to Ps. 385.5 million, mainly generated by the inflation rate for the year 2002, as applied to our net monetary position in Mexico and Argentina.

Since July 2002, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current exchange rate volatility and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Audit Committee of our Board of Directors supported this determination.


-------------------
4    The unit case is equal to 24 eight-ounce servings.

5 As of June 30, 2002, the total amount of U.S. dollar-denominated liabilities incurred in connection with the acquisition of KOFBA was approximately U.S.$300 million. According to Mexican GAAP, the investment in KOFBA was designated as a hedge. The total amount of the net investment in KOFBA was U.S.$118.1 million, and this is the maximum amount that should be considered as a hedge; as a result, the un-hedged liabilities were U.S.$181.5 million.

Other expenses increased significantly, from Ps. 37.3 million in 2001 to Ps.
534.3 million in 2002, as a result of Ps. 401.8 million in goodwill impairment recognized during the third quarter of 2002.

Income tax, tax on assets and employee profit sharing increased from Ps. 1,461.1 million in 2001 to Ps. 1,842.9 million in 2002. The Company's consolidated effective income tax, tax on assets and employee profit sharing rate, excluding the one-time non-cash impairment charge, decreased from 39.6% in 2001 to 38.3% in 2002.

Excluding one-time non-cash impairment charges, consolidated net income increased by 34.7% to Ps. 2,965.9 million for full-year 2002, resulting in EPS of Ps. 2.081 (U.S.$1.99 per ADR) in 2002. Including these one-time non-cash impairment charges, consolidated net income increased by 16.4% to Ps. 2,564.0 million, resulting in EPS of Ps. 1.80 (U.S.$ 0.17 per ADR).

BALANCE SHEET

On December 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 6,171 million (U.S.$590.02 million) and total bank debt of Ps. 3,179 million (U.S.$303.9 million). As compared to December 31, 2001, this represents a Ps. 1,648 million (U.S.$157.6 million) increase in cash and cash equivalents.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 16,198.5 million for 2002 and Ps. 4,066.2 million for the fourth quarter of 2002, an increase of 6.7% and 4.7%, respectively. Excluding powdered products, sales volume for the year reached 498.4 million unit cases, a 4.3% improvement over 2001. Fourth-quarter 2002 sales volume reached 129.1 MUC, an increase of 5.5% over fourth-quarter 2001.

The following chart sets forth sales volume and average unit price per case for the year 2002, as well as percentage growth over the year 2001 in our Mexican territories.

                                            Excluding Kin light                     Including Kin light
                                            -------------------                     -------------------
                                        Total              % Growth          Total              % Growth
                                        -----              --------          -----              --------
Sales Volume (MUC)................     498.4                  4.3             504.7                 5.6
Avg. Unit Price................... Ps. 32.37                  2.3         Ps. 31.97                 1.1


During 2002, we promoted our Kin light powdered beverage brand in order to examine better this category's potential and to evaluate consumption patterns and price strategies. The volume of Kin light sold during the fourth quarter of 2002 was insignificant.

The 5.6% sales volume growth during 2002, including Kin light, in the Mexican territories was mainly the result of (i) the solid performance of Mundet, (ii) the 23.9 million unit cases sales volume reached by Ciel still and mineral water, an increase of 27.4% as compared to 2002, (iii) the launch of new products, such as Beat, Mickey Adventures and Nestea, and (iv) the continuous effort to increase the market presence of the rest of the Coca-Cola trademark beverages.

Gross Profit

Gross profit improved by 8.4% and 1.5% for full-year and fourth-quarter 2002, respectively. Consolidated cost of sales, as a percentage of net sales, decreased by 0.9 percentage points during 2002, due to the higher absorption of fixed costs.

Income from Operations

As a percentage of total sales, selling and administrative expenses decreased for both the full year and the fourth quarter of 2002 by 1.2 and 3.6 percentage points, respectively, as compared to 2001, reflecting an improvement in operations and the fact that administrative expenses remained flat as compared to 2001.

The combination of improved sales volume, lower cost of sales per unit case, and lower selling expenses, resulted in operating profit increases of 15.5% in 2002 and 12.4% in the fourth quarter of 2002, reaching an operating margin of 27.3% and 25.2% for full-year 2002 and fourth-quarter 2002, respectively.

EBITDA totaled Ps. 5,182.8 million (U.S.$495.5 million), a 10.3% increase over 2001. EBITDA margin rose from 30.4% in 2001 to 32.0% for full-year 2002. Fourth quarter 2002 EBITDA equaled Ps. 1,306.7 million (U.S.$124.9 million), an increase of 6.0% as compared to the same period of 2001.


ARGENTINE OPERATING RESULTS

Revenues

In 2002, total sales volume in our Buenos Aires territory decreased by 11% as compared to 2001. Despite the economic uncertainty in that region and our 15% sales volume decline during the first nine months of 2002. The successful introduction of our new 1.25 lt. glass returnable packaging for Coca-Cola, Sprite and Fanta drove our 3.0% volume growth during the fourth quarter of 2002 as compared to the same period in 2001.

Average real price per unit case in Argentine pesos increased by 2.1% during 2002 and by 4.1% for the fourth quarter of 2002, as a result of price increases implemented during the year that offset the effect of inflation and the lower prices per unit case generated by the shift to returnable packages. Although our sales volume declined by 11.0% during 2002, our net sales decreased by only 8.2% as a result of the price improvement.

Gross Profit

Gross Profit decreased by 28.6% and 8.4% for both the full year and the fourth quarter of 2002, respectively. These reductions were mainly due to lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos related to our foreign currency denominated assets.

Income from Operations

In Argentina, selling expenses decreased by 25.8% and 5.3% for the full year and the fourth quarter of 2002, respectively. As a percentage of net sales, for full-year and the fourth quarter 2002, selling expenses declined by 5.8 and 3.0 percentage points, as a result of lower marketing expenses, and headcount optimization combined with adjustments in salaries.

Administrative expenses in Argentina increased by 17.6% and 42.4% for the full year and fourth quarter of 2002, respectively, as a result of a higher depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

Despite the adverse economic environment in Argentina and as a result of a well designed commercial strategy and cost optimization efforts, we achieved a positive operating profit of A$13.1 million during 2002, and A$8.5 for the fourth quarter of 2002. Full-year and fourth-quarter 2002 EBITDA totaled A$74.9 million and A$24.8 million, respectively, reaching a 17.1% margin for 2002, an increase of 1.0 percentage point as compared to 2001.

ARGENTINA GOODWILL IMPAIRMENT

Due to the uncertainty and the instability of the economic environment in Argentina during the third quarter of 2002, we wrote down A$129.5 million (U.S.$38.4 million) related to the goodwill generated by the acquisition of the territories served by KOFBA, our wholly owned subsidiary, as a one-time non-cash extraordinary event in our consolidated income statement. This non-cash impairment charge was recorded as a non-cash extraordinary event in our consolidated income statement.

Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary (A$288.6 million, U.S.$85.6 million) is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of December 31, 2002, amounted to A$49.0 million.

RECENT DEVELOPMENTS

- On December 23, 2002, we entered into an agreement to acquire Panamerican Beverages, Inc (NYSE: PB). The acquisition is expected to close during the second quarter of 2003, subject to the satisfaction or waiver of certain conditions.

- During the first months of 2003, we launched the following new products/packages in our Mexican territories:

o 2.5 lt. PET returnable presentation for brand Coca-Cola, in order to increase per capita consumption and to reinforce the price point of this core multi-serving presentation, offering our consumers a more affordable and convenient beverage experience.
o 1.75 lt. non-returnable PET multi-flavor presentation for Fanta (Tamarindo, Mandarine, Peach and Strawberry), in order to capture a greater market presence within the Bodegas supermarket flavor segment.
o Consistent with the integrated water strategy that we developed in conjunction with The Coca-Cola Co., we launched Ciel still water in a 1.0 lt. non-returnable PET presentation with a sport cap for sports venues and a 12 oz. non-returnable PET presentation targeting restaurants.

- Following the Comision Federal de Competencia, Mexican Federal Antitrust Commission's ("MFAC") finding against the Company in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. Due to the unfavorable outcome of this legal procedure, we filed another appeal, which is currently taking place before the Mexican Federal Court and are awaiting the decision. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results

CHANGE OF GUIDANCE PRACTICE

After a careful review and analysis we will discontinue our practice of providing guidance with respect to operating income and volume growth. We believe that establishing such short-term guidance will prevent a more meaningful focus on the strategic initiatives that we are undertaking to expand our business and grow over the long term. We are quite comfortable measuring our progress as we achieve it.

This decision will not affect our continued commitment to remain at the forefront of corporate disclosure, a policy that has always distinguished us in our industry.


CONFERENCE CALL INFORMATION

Our Fourth-Quarter 2002 Conference Call will be held on: Wednesday, February 19, 2003, 9:30 A.M. Eastern Time (8:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-299-9086, International:
617-786-2903.

If you are unable to participate live, an instant replay of the conference call will be available through March 3, 2003. To listen to the replay please dial:
Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 15550813.

                                      o o o
Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.3% of Coca-Cola global sales, 26.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

                                      o o o
Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the December 31, 2002 exchange rate of Ps. 3.370 per A$1.00. In addition, all comparisons in this report for the fourth quarter of 2002, which ended on December 31, 2002, in this report are made against the figures for the comparable period, full year 2001 and fourth quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.
                                      o o o
                          (4 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended December 31, 2002 and 2001 Expressed in currency with purchasing power as of December 31, 2002


                                                                   Consolidated
                                                                   ------------
                                                           (Millions of Mexican Pesos) (1)
                                                           -------------------------------
                                                    2002                  2001               % VAR
                                                    ----                  ----               -----
Sales volume (millions unit cases)                165.0                  157.2                4.9
Average unit price per case                        27.15                  27.15                 -
-----------------------------------         -----------------       -----------------     -----------------
Net revenues                                    4,478.5                4,268.4                4.9
Other operating revenues                           28.8                   30.9               (6.8)
-----------------------------------         -----------------       -----------------     -----------------
Total revenues                                  4,507.3                4,299.3                4.8
Cost of sales                                   2,127.0                1,938.3                9.7
-----------------------------------         -----------------       -----------------     -----------------
Gross profit                                    2,380.3                2,361.0                0.8
     Administrative expenses                      366.6                  333.8                9.8
     Selling expenses                             836.4                  960.6              (12.9)
-----------------------------------         -----------------       -----------------     -----------------
Operating expenses                              1,203.0                1,294.4               (7.1)
-----------------------------------         -----------------       -----------------     -----------------
Goodwill amortization                               5.1                   24.2              (78.9)
-----------------------------------         -----------------       -----------------     -----------------
Operating income                                1,172.3                1,042.4               12.5
-----------------------------------         -----------------       -----------------     -----------------
     Interest expense                              93.1                   78.2               19.1
     Interest income                               70.8                   65.7                7.8
     Interest expense, net                         22.4                   12.4               80.6
     Foreign exchange loss (gain)                 (47.7)                 (41.5)              14.9
     Loss (gain) on monetary position              29.7                   38.9              (23.7)
-----------------------------------         -----------------       -----------------     -----------------
Integral cost of financing                          4.4                    9.8              (55.1)
Other (income) expenses, net                       61.7                   49.1               25.7
-----------------------------------         -----------------       -----------------     -----------------
Income before taxes                             1,106.2                  983.5               12.5
Taxes                                             367.7                  295.3               24.5
-----------------------------------         -----------------       -----------------     -----------------
Consolidated net income                           738.5                  688.2                7.3
-----------------------------------         -----------------       -----------------     -----------------
Majority net income                               738.5                  688.2                7.3
-----------------------------------         -----------------       -----------------     -----------------
EBITDA (2)                                      1,383.8                1,299.8                6.5
-----------------------------------         -----------------       -----------------     -----------------


                                                        Mexican Operations                 Buenos Aires Operation
                                                        ------------------                 ----------------------
                                                   (Millions of Mexican Pesos) (1)     (Millions of Argentine Pesos) (1)
                                                   -------------------------------     ---------------------------------
                                             2002           2001        % VAR       2002          2001         % VAR
                                             ----           ----        -----       ----          ----         -----
Sales volume (millions unit cases)          129.1          122.4        5.5          35.9         34.8         3.0
Average unit price per case                  31.41          31.64      (0.8)          3.81         3.66        4.1
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Net revenues                              4,054.9        3,873.3        4.7         136.5        127.3         7.2
Other operating revenues                     11.3           15.9      (28.9)          5.6          4.8        16.7
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Total revenues                            4,066.2        3,889.2        4.6         142.1        132.1         7.6
Cost of sales                             1,838.1        1,694.6        8.5          93.0         78.5        18.5
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Gross profit                              2,228.1        2,194.6        1.5          49.1         53.6        (8.4)
-----------------------------------      ---------        --------     -----       --------     --------    ---------
     Administrative expenses                340.6          315.4        8.0           8.4          5.9        42.4
     Selling expenses                       736.6          855.3      (13.9)         32.2         34.0        (5.3)
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Operating expenses                        1,077.2        1,170.7       (8.0)         40.6         39.9         1.8
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Goodwill amortization                         2.0            1.9        5.3           -            1.2      (100.0)
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Operating income                          1,148.9        1,022.0       12.4           8.5         12.6       (32.5)
-----------------------------------      ---------        --------     -----       --------     --------    ---------
     Interest expense
     Interest income
     Interest expense, net
     Foreign exchange loss (gain)
     Loss (gain) on monetary position
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Integral cost of financing
Other (income) expenses, net
-----------------------------------      ---------        --------     -----       --------     --------    ---------
Income before taxes
Taxes Consolidated net income
Majority net income
-----------------------------------      ---------        --------     -----       --------     --------    ---------
EBITDA (2)                                1,306.7        1,232.5        6.0          24.8         21.7        14.3


(1)  Except volume and average price per unit case figures.

(2) Net Income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flow from operating activities and operating income as defined and required by generally accepted accounting principles in the United States.

                    Mexican Inflation September 2002 - December 2002                                          1.69%
                    Argentine Inflation  September 2002 -December 2002                                        1.01%
                    Mexican Peso / U.S.Dollar at December 31, 2002                                           10.459
                    Argentine peso / U.S. Dollar at December 31,2002                                          3.370
                    Mexican Peso / Argentine peso at December 31 2002                                         3.104


KOF -  February 19, 2003


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the twelve months ended December 31, 2002 and 2001 Expressed in currency with purchasing power as of December 31, 2002


                                                                   Consolidated
                                                                   ------------
                                                           (Millions of Mexican Pesos) (1)
                                                           -------------------------------
                                                           2002            2001            % VAR
                                                           ----            ----            -----
Sales Volume(millions unit cases)                         620.3            607.8             2.1
Average unit price per case                                28.20            27.33            3.2
----------------------------------                    ----------        ---------       --------
Net revenues                                           17,491.6         16,612.3             5.3
Other operating revenues                                  128.5            117.2             9.6
----------------------------------                    ----------        ---------       --------
Total revenues                                         17,620.1         16,729.5             5.3
Cost of sales                                           8,130.1          7,737.8             5.1
----------------------------------                    ----------        ---------       --------
Gross profit                                            9,490.0          8,991.7             5.5
----------------------------------                    ----------        ---------       --------
     Administrative expenses                            1,396.7          1,287.2             8.5
     Selling expenses                                   3,616.0          3,730.9            (3.1)
----------------------------------                    ----------        ---------       --------
Operating expenses                                      5,012.7          5,018.1            (0.1)
----------------------------------                    ----------        ---------       --------
Goodwill amortization                                      37.3            100.7           (63.0)
----------------------------------                    ----------        ---------       --------
Operating income                                        4,440.0          3,872.9            14.6
----------------------------------                    ----------        ---------       --------
     Interest expense                                     334.1            329.8             1.3
     Interest income                                      252.6            273.8            (7.7)
     Interest expense, net                                 81.5             56.0            45.5
     Foreign exchange loss (gain)                        (197.2)             6.3        (3,230.2)
     Loss (gain) on monetary position                    (385.5)            81.0          (575.9)
----------------------------------                    ----------        ---------       --------
Integral cost of financing                               (501.2)           143.3          (449.8)
Other (income) expenses, net                              534.3             37.3         1,331.4
----------------------------------                    ----------        ---------       --------
Income before taxes                                     4,406.9          3,692.3            19.4
Taxes                                                   1,842.9          1,461.1            26.1
----------------------------------                    ----------        ---------       --------
Effect of changes in accounting principles (2)              -              (29.0)            NA
----------------------------------                    ----------        ---------       --------
Consolidated net income                                 2,564.0          2,202.2            16.4
----------------------------------                    ----------        ---------       --------
Majority net income                                     2,564.0          2,202.2            16.4
----------------------------------                    ----------        ---------       --------
EBITDA (3)                                              5,415.2          4,939.3             9.6
----------------------------------                    ----------        ---------       --------



                                                        Mexican Operations                 Buenos Aires Operation
                                                        ------------------                 ----------------------
                                                   (Millions of Mexican Pesos) (1)     (Millions of Argentine Pesos) (1)
                                                   -------------------------------     ---------------------------------
                                                     2002          2001       % VAR      2002        2001      % VAR
                                                     ----          ----       -----      ----        ----      -----
Sales Volume(millions unit cases)                   504.7          477.9       5.6       115.6       129.9     (11.0)
Average unit price per case                          31.97          31.63      1.1         3.79        3.71      2.1
----------------------------------               ---------      ---------    -----       ------      ------    ------
Net revenues                                     16,132.8       15,117.9       6.7       437.8       481.5      (9.1)
Other operating revenues                             65.7           62.7       4.8        20.2        17.6      14.8
----------------------------------               ---------      ---------    -----       ------      ------    ------
Total revenues                                   16,198.5       15,180.6       6.7       458.0       499.1      (8.2)
Cost of sales                                     7,197.6        6,874.1       4.7       300.4       278.3       7.9
----------------------------------               ---------      ---------    -----       ------      ------    ------
Gross profit                                      9,000.9        8,306.5       8.4       157.6       220.8     (28.6)
----------------------------------               ---------      ---------    -----       ------      ------    ------
     Administrative expenses                      1,303.3        1,207.6       7.9        30.1        25.6      17.6
     Selling expenses                             3,268.5        3,262.1       0.2       112.0       151.0     (25.8)
----------------------------------               ---------      ---------    -----       ------      ------    ------
Operating expenses                                4,571.8        4,469.7       2.3       142.1       176.6     (19.5)
----------------------------------               ---------      ---------    -----       ------      ------    ------
Goodwill amortization                                 7.9            7.9       -           2.4         4.8     (50.0)
----------------------------------               ---------      ---------    -----       ------      ------    ------
Operating income                                  4,421.2        3,828.9      15.5        13.1        39.4     (66.8)
----------------------------------               ---------      ---------    -----       ------      ------    ------
     Interest expense
     Interest income
     Interest expense, net
     Foreign exchange loss (gain)
     Loss (gain) on monetary position
----------------------------------               ---------      ---------    -----       ------      ------    ------
Integral cost of financing
Other (income) expenses, net
----------------------------------               ---------      ---------    -----       ------      ------    ------
Income before taxes
Taxes
----------------------------------               ---------      ---------    -----       ------      ------    ------
Effect of changes in accounting principles (2)
----------------------------------               ---------      ---------    -----       ------      ------    ------
Consolidated net income
----------------------------------               ---------      ---------    -----       ------      ------    ------
Majority net income
----------------------------------               ---------      ---------    -----       ------      ------    ------
EBITDA (3)                                        5,182.8        4,698.3      10.3        74.9        77.7      (3.6)


(1)  Except volume and average price per unit case figures.

(2)  Issuance of bulletin C-2 "Financial Instruments" included in first quarter
     2001. For additional information refer to first quarter 2001 Press Release.

(3) Net Income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flow from operating activities and operating income as defined and required by generally accepted accounting principles in the United States.

                   Mexican Inflation December 2001 - December 2002                                      5.70%
                   Argentine Inflation December 2001 - December 2002                                   41.22%
                   Mexican Peso / U.S.Dollar at December 31, 2002                                      10.459
                   Argentine Peso / U.S.Dollar at December 31 2002                                      3.370
                   Mexican Peso / Argentine peso at December 31 2002                                    3.104

KOF - February 19, 2003


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of December  31, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of December  31, 2002


ASSETS                                       2002             2001
----------------------------------------------------------------------
Current Assets
   Cash and cash equivalents          Ps.       6,171  Ps.      4,523
----------------------------------------------------------------------
   Accounts receivable:
    Trade                                         548             588
    Notes                                          10              26
    Prepaid taxes                                 241               2
    Other                                         203             328
----------------------------------------------------------------------
                                                1,002             944
----------------------------------------------------------------------
   Inventories                                    747             577
   Prepaid expenses                                71              28
----------------------------------------------------------------------
Total current assets                            7,991           6,072
----------------------------------------------------------------------
Property, plant and equipment
   Land                                           771             757
   Buildings, machinery and equipment           8,666           8,000
   Accumulated depreciation                    (3,113)         (2,638)
   Construction in progress                       361             306
   Bottles and cases                              284             212
----------------------------------------------------------------------
Total property, plant and equipment             6,969           6,637
----------------------------------------------------------------------
Investment in shares                              116             128
Deferred charges, net                             838             527
Goodwill, net                                     259             896
----------------------------------------------------------------------
TOTAL ASSETS                          Ps.      16,173  Ps.     14,260
=======================================================================



LIABILITIES & STOCKHOLDERS' EQUITY          2002            2001
----------------------------------------------------------------------
Current Liabilities
  Short-term bank loans, notes
    and interest payable              Ps.         81   Ps.       80
  Suppliers                                    1,586          1,511
  Accounts payable and others                    651            439
  Taxes payable                                  221            397
----------------------------------------------------------------------
Total Current Liabilities                      2,539          2,427
----------------------------------------------------------------------
Long-term bank loans                           3,170          2,949
Pension plan and seniority premium               184            174
Other liabilities                              1,156          1,030
----------------------------------------------------------------------
Total Liabilities                              7,049          6,580
----------------------------------------------------------------------
Stockholders' Equity
Minority interest                                  0              0
Majority interest:
  Capital stock                                2,370          2,370
  Additional paid in capital                   1,667          1,667
  Retained earnings of prior years             6,660          5,042
  Net income for the period                    2,564          2,202
  Cumulative results of holding
    non-monetarysassetsnetarios               (4,137)        (3,601)
----------------------------------------------------------------------
Total majority interest                        9,124          7,680
----------------------------------------------------------------------
Total stockholders' equity                     9,124          7,680
----------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY            Ps.     16,173   Ps.   14,260
======================================================================



  Mexican Inflation December 2001 - December 2002                5.70%
  Argentine Inflation December 2001 - December 2002             41.22%
  Mexican Peso / U.S.Dollar at December 31, 2002               10.459
  Argentine peso / U:S Dollar  December 31 , 2002               3.370


KOF -  February 19, 2003

                     Selected Information

For the twuelve months ended December 31, 2002

Expressed in Pesos as of  December 31, 2002
                                                  2002
---------------------------------------------------------
Depreciation (1)                                 558.2
Amortization and others                          417.0
Capital Expenditures  (2)                      1,340.9
---------------------------------------------------------

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information

Expressed in millions of unit cases
                                      2002        2001
---------------------------------------------------------
Mexico                               504.7       477.9
Valley of Mexico                     378.3       356.3
Southeast                            126.4       121.6
Buenos Aires                         115.6       129.9
---------------------------------------------------------
Total                                620.3       607.8
=========================================================

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume
                                      2002        2001
---------------------------------------------------------
Mexico                             72/23/5     75/21/4
Valley of Mexico                   72/24/4     76/21/3
Southeast                          71/23/6     72/22/6
Buenos Aires                       68/31/1     70/29/1
---------------------------------------------------------
Total                              71/25/4     74/23/3
=========================================================

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume
                                      2002        2001
---------------------------------------------------------
Mexico                               36/64       41/59
Valley of Mexico                     34/66       39/61
Southeast                            44/56       45/55
Buenos Aires                         12/88        6/94
---------------------------------------------------------
Total                                32/68       33/67
=========================================================

                Selected Information

For the three months ended December 31, 2002

Expressed in Pesos as of  December 31, 2002
                                                 2002
---------------------------------------------------------
Depreciation (1)                                121.0
Amortization and others                          90.6
Capital Expenditures  (2)                       200.7
---------------------------------------------------------
(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases
                                     2002        2001
---------------------------------------------------------
Mexico                              129.1       122.4
Valley of Mexico                     96.8        92.0
Southeast                            32.3        30.4
Buenos Aires                         35.9        34.8
---------------------------------------------------------
Total                               165.0       157.2
=========================================================

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume
                                     2002        2001
---------------------------------------------------------
Mexico                            71/24/5     76/20/4
Valley of Mexico                  71/24/5     76/21/3
Southeast                         72/22/6     73/22/5
Buenos Aires                      71/28/1     69/30/1
---------------------------------------------------------
Total                             71/25/4     74/23/3
=========================================================

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume
                                     2002        2001
---------------------------------------------------------
Mexico                              34/66       38/62
Valley of Mexico                    30/70       37/63
Southeast                           44/56       42/58
Buenos Aires                        19/81        4/96
---------------------------------------------------------
Total                               30/70       31/69
=========================================================

KOF -  February 19, 2003

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 COCA-COLA FEMSA, S.A. DE C.V.
                                                 (Registrant)



Date:  February 19, 2003   By:                   /s/    HECTOR TREVINO GUTIERREZ
                                                 ---    ------------------------
                                                 Name:  Hector Trevino Gutierrez
                                                 Title: Chief Financial Officer